March 6, 2020

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300   235 West 15th Street
West Vancouver, BC V7T 2X1

       Re: BriaCell Therapeutics Corp.
           Amendment No. 5 to Registration Statement on Form F-1
           Filed February 21, 2020
           File No. 333-234292

Dear Dr. Williams:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1 dated February 21, 2020

Cover Page

1. We note that you present an assumed initial offering price of $14.40 per Common
       Unit throughout your prospectus, which is the upper limit of your price range that you have provided on your prospectus cover page and a 20% discount to the last reported sale price of your common shares as reported on the OTCQB on February 20, 2020. With a view to disclosure and reference to the Instructions to Regulation S-K,
Item 501(b)(3),
       please tell us why you have selected this assumed offering price/method. In this regard, it should be clear whether the underwriter will be pricing the offering at a 20% discount to the current market price.
 William V. Williams
BriaCell Therapeutics Corp.
March 6, 2020
Page 2
Capitalization, page 38

2. Please provide us an analysis that shows how you determined each of the pro forma adjustments in the Capitalization table and the calculation of "as adjusted net tangible book value per share after this offering" in the Dilution table. In particular, confirm the calculation of gross and net proceeds in Canadian dollars that you used to prepare each table. Tell us why you assume the underwriters exercise their overallotment option in full for the Capitalization table and assume they will not exercise their overallotment option in the Dilution table.

Description of Business
Overview of the Company, page 47

3. We note your added disclosure that Merck will be providing Keytruda for use in a combination study with Bria-IMT and that Merck will provide Dr. Bhattacharya with a grant to conduct such study. Please revise to explain whether you have collaboration or license agreements with Dr. Bhattacharya or Thomas Jefferson University. If so, please describe the material terms of the relevant agreement and file it as an exhibit to the registration statement. Also revise to indicate whether you have a supply agreement with
         Merck for Keytruda and, as applicable, describe the material terms of such agreement and file it as an exhibit to the registration statement. Also revise your disclosure to explain why the Merck grant is "highly coveted" and state the dollar amount involved. Refer to
         Item 601(b)(10) of Regulation S-K.
Exhibits

4. We note counsel's statement in the legal opinion filed as Exhibit 5.1 that it has assumed that the Warrants, Pre-funded Unit Warrants and the Underwriting Warrants, which are governed by and construed in accordance with the laws of the State of New York, comply with and do not violate the laws of the State of New York. Please also provide an opinion of counsel that addresses whether the Warrants, Pre-funded Unit Warrants and the
FirstName LastNameWilliam V. Williams
       Underwriting Warrants are binding obligations of the registrant under the laws of the State
Comapany NameBriaCell guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No.
       of New York. For Therapeutics Corp.
March 19.
       6, 2020 Page 2
FirstName LastName
 William V. Williams
FirstName LastNameWilliam V. Williams
BriaCell Therapeutics Corp.
Comapany NameBriaCell Therapeutics Corp.
March 6, 2020
Page 3
March 6, 2020 Page 3
FirstName LastName




        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Avital Perlman